Polymer Group, Inc.
9335 Harris Corners Parkway
Charlotte, North Carolina 28269
VIA EDGAR
December 13, 2011

Re:	Polymer Group, Inc. and Subsidiary Guarantors Registration Statement on Form S-4 (File No. 333-177497)
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
     Polymer Group, Inc. and each of the co-registrant subsidiary guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on December 16, 2011, or as soon thereafter as practicable.
     The Registrants hereby acknowledge that:
•	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by telephone call to Igor Fert at (212) 455-2255 or Benjamin Wells at (212) 455-2516 of Simpson Thacher & Bartlett LLP.

Very truly yours,

Polymer Group, Inc.
and the Co-registrants

By:	/s/ Dennis E. Norman

	Name:	Dennis E. Norman
	Title:	Executive Vice President & Chief Financial Officer